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                                                        ------------------------
                                                        OMB Number: 3235-0145
                              UNITED STATES             Expires: August 31, 1999
                    SECURITIES AND EXCHANGE COMMISSION  Estimated average burden
                          Washington, D.C. 20549        hours per response 14.90
                                                        ------------------------
                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)


                           Mattson Technology, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 57723100
                     ----------------------------------
                              (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

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CUSIP No.  57723100                  13G                     Page 2 of 5 pages
          ---------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                Brad Mattson
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /

              N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     3,438,683
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  3,438,683
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,438,683
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     / /  N/A
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       22.3%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

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CUSIP No.  57723100                  13G                     Page 3 of 5 pages
          ---------


ITEM 1.

    (a)   Name of Issuer: Mattson Technology, Inc.

    (b)   Address of Issuer's Principal Executive Offices
          3550 West Warren Avenue
          Fremont, CA 94538


ITEM 2.

    (a)   Name of Person Filing: Brad Mattson

    (b) Address of Principal Business Office or, if none, Residence Mattson Technology, Inc.
          3550 West Warren Avenue
          Fremont, CA 94538

    (c) Citizenship: The filing person is a citizen of the United States of America.

    (d)   Title of Class of Securities: Common Stock

    (e)   CUSIP Number: 57723100


ITEM 3.  STATUS OF PERSON FILING:
         Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount beneficially owned:

        Amount owned "beneficially" within the meaning of rule 13d-3:
        3,438,683 shares; includes 191,995 shares subject to options exercisable within 60 days of December 31, 1998.

    (b) Percent of class:

        22.3% based on 15,397,274 shares outstanding as reported in the Report on Form 10-Q for the quarter ended on December 31, 1998.

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 3,438,683

         (ii) Shared power to vote or to direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 3,438,683

         (iv) Shared power to dispose or to direct the disposition of: 0


                               Page 3 of 5 pages

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CUSIP No.  57723100                  13G                     Page 4 of 5 pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Pursuant to a September, 1998 Pledge Agreement between Mattson Technology, Inc. and Brad Mattson, 2,200,000 of Mr. Mattson's shares shall be pledged to secure a loan from the Company to Mr. Mattson. Under the Pledge Agreement, any dividends payable on the shares shall be paid to Mr. Mattson. In case of certain events constituting a default under the Pledge Agreement, Mattson Technology, Inc. may sell the shares and receive the proceeds of any such sale up to the amount required to satisfy in full Mr. Mattson's obligations under the loan and the Pledge Agreement.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.


                               Page 4 of 5 pages

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CUSIP No.  57723100                  13G                     Page 5 of 5 pages
           --------


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 1999                        /s/ Brad Mattson
                                              ------------------------
                                              Brad Mattson











                               Page 5 of 5 pages